EXHIBIT 2

To Shareholders in the United States:

Both parties of the Share Exchange Agreement referred to in this document, Nidec Corporation and Nidec OKK Corporation, have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

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Securities code: 6205

January 31, 2023

To: All Shareholders of Nidec OKK Corporation

Yoshihide Morimoto

Representative Director and President

Nidec OKK Corporation

8-10-1, Kita-Itami, Itami, Hyogo

Convocation of an Extraordinary Meeting of Shareholders

We would like to express our appreciation for your continued and valuable support for Nidec OKK Corporation.

Please be informed that an extraordinary meeting of shareholders will be held as explained below.

Due to the ongoing COVID-19 pandemic, please consider exercising your voting rights in writing in advance, to help prevent the spread of the virus.

Please kindly review the reference documents for this meeting attached hereto, indicate your answer as to whether you approve or object to the agenda in the voting rights exercise form enclosed herein, and submit it to us by 5:00 p.m. on Tuesday, February 14, 2023. Thank you.

1.	Time and date:	10:00 a.m. on Wednesday, February 15, 2023 (Reception starts at 9:30 a.m.)
2.	Place:

Medium Hall, 6F, Toli Itami Hall (Itami Municipal Culture Hall)

1-1-3, Miyanomae, Itami-shi, Hyogo

(Note: The venue of the extraordinary meeting of shareholders is not the one where the previous meeting of shareholders was held. Please see the map to the venue of the upcoming meeting at the end of this document.)

3.	Purpose:
Matter for resolution:
	Agenda:	Approval of the share exchange agreement between Nidec OKK Corporation and Nidec Corporation

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o	When attending the meeting, please make sure to bring this convocation notice, and submit your voting rights exercise form (enclosed herein) to the receptionist.

o	If it becomes necessary to revise any matter to be described in the reference documents for this extraordinary meeting of shareholders, we will post revised information on our company’s website.

o	Among the documents to be provided in relation to this convocation notice, the Articles of Incorporation, the financial statements and others on Nidec Corporation for the last business year are available for viewing on our company’s website, in accordance with applicable laws and ordinances and Article 16 of our company’s Articles of Incorporation.

o	To avoid risks of COVID-19-caused infections, all attendees to the extraordinary meeting of shareholders are kindly requested to check their health conditions, and wear face masks and take other infection prevention measures.

o	Nidec OKK Corporation’s executives and management staff of the meeting will be wearing face masks at the venue, and take other infection-prevention measures such as placing bottles of alcohol disinfectant for use.

Nidec OKK’s website:	https://www.nidec.com/jp/nidec-okk/

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Agenda and reference matters

Agenda	Approval of the share exchange agreement between Nidec OKK Corporation and Nidec Corporation

Nidec OKK Corporation (“Nidec OKK”) and Nidec Corporation (“Nidec,” and Nidec OKK and Nidec will be collectively referred to as the “two companies” hereinafter) decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec OKK a wholly owned subsidiary of Nidec, which will serve as the wholly owning parent company, at their respective meetings of the Board of Directors held on December 12, 2022, and the two companies signed a share exchange agreement (the “Share Exchange Agreement”) on the same day.

Accordingly, we would like to request your approval on the Share Exchange Agreement.

The Share Exchange is expected to become effective on March 1, 2023 (the “Share Exchange Effective Date”), subject to approval by Nidec OKK’s shareholders at this extraordinary general meeting. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 2, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange.

The purpose of making a wholly owned subsidiary through the Share Exchange, an outline of the Share Exchange Agreement, and other matters relating to this agenda are as follows:

1.	Purpose of making a wholly owned subsidiary through the Share Exchange

Since its establishment in 1973, Nidec has been developing its business with a focus on brushless DC motors, which have characteristics of cost-effectiveness, noiselessness and longer operation life. Through M&As, Nidec has enhanced its motor product line-up from small precision motors to motors for supersized industrial systems, expanding into applied products such as machinery, electronic and optical components and other products. Nidec has developed its business not only in IT and office automation areas, but in various other areas, including home appliance, automobile and industrial equipment to be the “world's leading comprehensive motor manufacturer.”

Whereas, Nidec OKK, a venerable machine manufacturer established more than a century ago, has been successfully growing its businesses required to meet the needs of the time, ranging from the production of centrifugal pumps and water meters, which are their initial business, to fiber and others. Recent years have witnessed Nidec OKK engage mainly in the machine tool business, which is the foundation of all industries. With its high-level basic machining capabilities combined with general versatility of its mother machines, Nidec OKK enjoys the trust of wide range of its customers.

Aiming to generate synergies in the area of machine tool, where the Nidec group operates business, Nidec purchased the shares of Nidec OKK through a third-party allotment of common shares on February 1, 2022, owning 15,853,444 (66.61% of the total number of the shares issued as of September 30, 2022, i.e., 23,798,708 (except for treasury shares) (The percentage point is rounded off to two decimal places. Share ownership ratios will be calculated the same way hereinafter)) of the shares as of September 30, 2022.

As part of the Nidec group, Nidec and Nidec OKK share business strategies with each other, engaging in Nidec’s group-wide efforts to generate synergies especially with Nidec Machine Tool Corporation (“Nidec Machine Tool”)’s machine tool business in such areas as element technology development, product manufacturing, and sales operations.

Nonetheless, in this rapidly globalizing economy, winning a global competition to achieve a dramatic business growth requires companies to invest in development and human resources more than ever, and further accelerate the pace of creating new products, markets, and technologies. Under such circumstances, where Nidec and Nidec OKK, both listed, operate business separately, the Nidec group as a whole cannot make optimum decisions swiftly and flexibly enough. For example, to make a decision on the mutual use of the two companies’

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joint business management and management resources, careful consideration must be made by taking into account the profit of Nidec OKK’s minority shareholders. Such facts represent an issue in the further business development on a global scale and in the speedy new business and technology development. It is based on this understanding that the two companies concluded that executing the Share Exchange to make Nidec OKK a wholly owned subsidiary of Nidec would: contribute to a swifter decision making and an effective use of management resources; and be an optimum choice for Nidec and Nidec OKK to improve their corporate value. This decision led Nidec to propose the Share Exchange to Nidec OKK in July 2022.

After receiving this proposal from Nidec, which is the parent and controlling shareholder, as described in “(3) ① Measures to ensure fairness” of Section 3 herein, to secure the fairness of the Share Exchange, Nidec OKK examined the specific details of an independent study framework that is required to examine the Share Exchange, and properly establish such study framework, to launch a detailed study of the Share Exchange from mid-August 2022. In addition, in studying details, for the purposes of securing fairness, transparency, and objectivity of the decision-making process of Nidec OKK’s Board of Directors in response to Nidec’s proposals, and for eliminating arbitrariness in the decision-making process, Nidec OKK established on August 8, 2022 an ad hoc committee comprised of independent members who do not have any interest in Nidec, which is the controlling shareholder (the “Ad Hoc Committee.” For more details on the Ad Hoc Committee, see “(3) ② Measures to avoid conflicts of interest” of Section 3 below), to establish a system for the detailed study by, among other actions, bringing outside experts.

After carefully deliberating Nidec’s proposal under the aforementioned system, Nidec OKK realized: that the Share Exchange would contribute to improving its corporate value, as becoming a wholly owned subsidiary of Nidec would enable Nidec OKK to further deepen the ties between the two companies’ groups to make business decisions swiftly; and that further utilization of the groups’ assets, technologies, knowhow, overseas networks, and other management resources would enable the groups to expeditiously achieve management strategies based on the groups’ medium- and long-term perspective. The following specific post-Share Exchange measures and synergies to be materialized based thereon are expected to occur:

①	Launching businesses as a comprehensive machine tool manufacturer

Combining highly versatile machining centers, which are Nidec OKK’s strength, with Nidec Machine Tool’s large-size machine tools will enable Nidec OKK and Nidec to use their entire product lineup to meet the needs of machining components of various sizes, from small to large. This will enable the two companies to launch businesses as a comprehensive machine tool manufacturer capable of making proposals on cutting, removing, and machining operations in general.

②	Strengthening domestic and overseas sales capacity

By utilizing the Nidec group’s business knowhow and networks, not only will Nidec OKK be able to increase the number of its domestic sales destinations, but Nidec OKK will also be able to conduct business globally by expanding its fields of business significantly.

③	Developing new products by consolidating technologies

By consolidating their technologies, Nidec OKK, Nidec Machine Tool, and the Nidec group will be able to launch even products that are not yet part of their current product lineup.

④	Complementing and strengthening production bases

Nidec OKK, Nidec Machine Tool, and the Nidec group will be able to utilize their manufacturing bases to improve their production efficiency and capability, while being able to invest in domestic and overseas production bases that these companies operate in mutual collaboration.

After a comprehensive examination based on the aforementioned points, the two companies came to agreement that Nidec OKK will be able to contribute to increasing the two companies’ corporate value by becoming a wholly owned subsidiary by way of the Share Exchange. Thus, after arriving at an agreement based on examination and discussion on the Share Exchange’s allotment ratio and other terms and conditions, the two

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companies passed a resolution to execute the Share Exchange at their respective meetings of the Board of Directors held on December 12, 2022, for the purpose of Nidec making Nidec OKK its wholly owned subsidiary, and executed the Share Exchange Agreement. The two companies will aim to, among others, implement the Share Exchange, improve their management flexibility, further strengthen their group strategy, and cancel the parent-subsidiary stock listing for reducing expenses, etc. in order to improve business management efficiency for the purpose of enhancing the two companies’ corporate values.

2.	Outline of the Share Exchange Agreement

The contents of the Share Exchange Agreement, which Nidec OKK executed with Nidec on December 12, 2022, are as follows:

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The Share Exchange Agreement (Copy)

Nidec Corporation (hereinafter referred to as “Nidec”) and Nidec OKK Corporation (hereinafter referred to as “Nidec OKK”) hereby execute a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) as follows:

Article 1.                       (Share Exchange)

Nidec and Nidec OKK shall, based on the terms and conditions stipulated in the Share Exchange Agreement, enter into a share exchange transaction to make Nidec the wholly owning parent company and Nidec OKK a wholly owned subsidiary of Nidec (hereinafter referred to as the “Share Exchange”), and Nidec shall obtain, by way of the Share Exchange, all the issued shares of Nidec OKK.

Article 2.                       (Trade names and addresses of Nidec and Nidec OKK)

The trade names and addresses of Nidec and Nidec OKK are as follows:

(1)     Nidec (the wholly owning parent company)

①     Trade name: Nidec Corporation

②     Address: 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto

(2)     Nidec OKK (a wholly owned subsidiary of Nidec)

①     Trade name: Nidec OKK Corporation

②     Address: 8-10-1, Kita-Itami, Itami, Hyogo

Article 3.                       (Share Exchange Effective Date)

The effective date of the Share Exchange (hereinafter referred to as the “Share Exchange Effective Date”) shall be March 1, 2023. However, if necessary based on the progress of the Share Exchange’s procedure, Nidec and Nidec OKK shall discuss with each other based on Article 790 of the Companies Act, and may change the date. In such case, Nidec OKK shall announce the new Share Exchange Effective Date by the day before the old Share Exchange Effective Date (or the new Share Exchange Effective Date if it arrives before the old Share Exchange Effective Date).

Article 4.                       (Matter relating to the number of share to be issued for the Share Exchange and their allocation)

1. In the Share Exchange, Nidec shall, in place of its common Nidec OKK shares, issue common Nidec shares for the number that results after multiplying the total number of Nidec OKK’s common shares with 0.128, to the shareholders who are registered on Nidec OKK’s shareholder registry as of the time immediately before Nidec’s acquisition of all of Nidec OKK’s issued shares based on the Share Exchange (hereinafter referred to as the “Base Time”) (These shareholders are those whose treasury Nidec OKK shares have been cancelled based on Article 7, and excludes Nidec. These shareholders are hereinafter referred to as the “Shareholders as of the Base Time”).

2. In the Share Exchange, Nidec shall allocate common Nidec shares to the Shareholders as of the Base Time per common Nidec OKK share they own, based on the ratio of 0.128 common Nidec share to one Nidec OKK share.

3. When executing the Share Exchange, if there is any fractional share less than one in the common Nidec shares to be allocated to the Shareholders as of the Base Time, Nidec shall handle such fractional share based on Article 234 of the Companies Act.

Article 5.                       (Matters regarding the amounts of capital and reserves)

The amounts of Nidec’s capital and reserves to increase based on the Share Exchange shall be as follows:

(1)     Capital: 0 yen

(2)     Capital reserve: An amount that Nidec will decide based on Article 39 of the Corporate Accounting Rules.

(3)     Earned surplus reserve: 0 yen

Article 6.                       (Approval procedure)

1. Based on the rules in Article 796, Paragraph 2, of the Companies Act, for the Share Exchange Agreement, Nidec shall execute the Share Exchange without obtaining approval of resolutions by Nidec’s general meeting of shareholders. However, if, based on the rules of Article 796, Paragraph 3, of the Companies Act, the Share Exchange needs to be approved in a general meeting of shareholders of Nidec, Nidec shall request a resolution regarding the approval of the Share Exchange Agreement by the day before the Share Exchange Effective Date.

2. Nidec OKK shall, by the day before the Share Exchange Effective Date, request, at its extraordinary meeting of shareholders, resolutions on matters required for approval of the Share Exchange Agreement and for the Share Exchange.

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Article 7.                       (Cancellation of treasury shares)

Nidec OKK shall, based on resolution from a meeting of Nidec OKK’s Board of Directors to be held by the day before the Share Exchange Effective Date, cancel, on the Base Time, all the treasury shares that Nidec OKK owns as of the Base Time (including those treasury shares to be acquired based on opposing shareholders’ appraisal remedy, which is provided for in Article 785, Paragraph 1, of the Companies Act, that is exercised based on the Share Exchange).

Article 8.                       (Managing corporate assets, etc.)

Nidec and Nidec OKK shall, from the day of executing the Share Exchange Agreement until the Share Exchange Effective Date of the Share Exchange, respectively perform their businesses, and manage and handle assets, with the care of a good manager, while implementing acts that cause significant effects to such assets, rights, and duties based on the two parties’ mutual discussion in advance.

Article 9.                       (Appropriation of surplus)

Nidec OKK shall not distribute surplus from the day of executing the Share Exchange Agreement until the Share Exchange Effective Date of the Share Exchange.

Article 10.                    (Changing the terms and conditions of the Share Exchange, and cancelling the Share Exchange Agreement)

From the day of executing the Share Exchange Agreement to the day before the Share Exchange Effective Date of the Share Exchange, if either Nidec or Nidec OKK should have its assets or management conditions change significantly, if any event that materially impedes the execution of the Share Exchange should occur, or if it should become difficult to achieve the purpose of the Share Exchange Agreement, Nidec and Nidec OKK shall discuss with each other, and may change the terms and conditions of the Share Exchange, or cancel the Share Exchange Agreement.

Article 11.                    (Effects of the Share Exchange Agreement)

If authorization, permit, approval, etc. from relevant government agencies required to execute the legal organizational decision of Nidec and Nidec OKK or to execute the Share Exchange Agreement as set forth in Article 6 is not obtained, the Share Exchange Agreement shall lose its effect.

Article 12.                    (Matters for consultation)

Matters stipulated herein and other matters required for the Share Exchange shall be, based on the purpose of the Share Exchange Agreement, discussed by Nidec and Nidec OKK for decision.

Article 13.                    (Governing law and judicial district)

The Share Exchange Agreement shall be governed by and interpreted in accordance with the laws of Japan. The court of the agreed exclusive jurisdiction of the first instance for any conflict between the parties hereto rising out of or in relation to the Share Exchange Agreement shall be the Osaka District Court.

IN WITNESS WHEREOF, Nidec and Nidec OKK have executed the Share Exchange Agreement in duplicate by placing their signatures and seals thereon, and each party shall keep one copy of the originals.

December 12, 2022

Nidec: 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto

Nidec Corporation

Hiroshi Kobe (Representative Director and President and COO)　[Seal]

Nidec OKK: 8-10-1, Kita-Itami, Itami, Hyogo

Nidec OKK Corporation

Yoshihide Morimoto (Representative Director and President)　　[Seal]

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3.	Matters regarding the appropriateness of the consideration for the Share Exchange
(1)	Matters regarding the details of the consideration for the Share Exchange and the appropriateness of share allocation
①	Details of the share allotment in the Share Exchange
Company Name	Nidec Corporation (Parent)	Nidec OKK Corporation (Subsidiary to be wholly owned)
Share Exchange Ratio	1	0.128
Share to be issued based on the Share Exchange	Nidec’s common stock: 1,016,993 shares (plan)
Notes.

1.       Ratio applied to the allotment of shares

For each share of Nidec OKK common stock, 0.128 shares of Nidec’s common stock will be allotted. No shares of Nidec will be allotted in exchange for the 15,853,444 shares of Nidec OKK common stock currently and directly held by Nidec (as of September 30, 2022).

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio (the “Share Exchange Ratio”) may be modified upon the agreement of the two companies.

2.       Number of Nidec’s Stocks to be Allotted in the Share Exchange

When executing the Share Exchange, Nidec plans to issue, to people who are Nidec OKK shareholders (except for Nidec) as of the time immediately before Nidec’s acquisition of all of the issued Nidec OKK shares (except for those owned by Nidec) (the “Base Time”), Nidec’s stocks by allotment based on the number that results after multiplying the total number of Nidec OKK shares owned by the Nidec OKK shareholders with the Share Exchange Ratio. Nidec, which intends to appropriate its own treasury shares in possession, will not issue any new shares for the allotment in the Share Exchange. In addition, Nidec OKK intends to cancel all of its treasury shares (including treasury shares to be acquired by way of share purchase for the Share Exchange based on share purchase request by dissenting shareholders) in possession, by resolution at a meeting of the Board of Directors to be held by the day before the Share Exchange Effective Date, by the Base Time. The number of Nidec’s stocks to be allotted in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec OKK or for other reasons.

3.       Treatment of shares constituting less than a full trading unit

The Share Exchange is expected to result in some shareholders holding less than one full trading unit of Nidec’s stocks (one full trading unit consists of 100 shares). Shareholders holding less than a full trading unit of Nidec’s stocks cannot trade such shares on the financial instruments exchanges. Shareholders who hold less than a full trading unit of Nidec’s stocks may request Nidec to purchase such shares in accordance with Article 192, Paragraph 1, of the Companies Act.

4.       Treatment of a fraction of a share

If any Nidec OKK shareholder receives a fraction of one Nidec share in the Share Exchange, Nidec intends to sell Nidec’s stock equivalent in the number of the total number of the fractions (fractions that add up to less than a share will be cut off), and issue the proceeds from the sale to the corresponding shareholders based on the number of the fractions, in accordance with Article 234 of the Companies Act and other related laws.

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②	Basis for details of the allotment of shares in the Share Exchange, etc.

(a)    Basis and reasons for details of the allotment of shares

As described in Section 1, “Purpose of making a wholly owned subsidiary through the Share Exchange” above, after repeated and sincere mutual discussions and negotiations after July 2022, when Nidec proposed to Nidec OKK about making it a wholly owned subsidiary of Nidec by way of the Share Exchange, the two companies came to the conclusion that Nidec’s making Nidec OKK a wholly owned subsidiary would be the best decision to improve the two companies’ corporate value.

To secure fairness and validity in the calculation of the Share Exchange Ratio described in “ (1) ① Details of the share allotment in the Share Exchange” of Section 3 above, the two companies decided to separately request third-party calculation agents that are independent of the two companies to calculate the Share Exchange Ratio, with Nidec selecting KPMG FAS (“KPMG”) as its financial advisor and third-party calculation agent, and Nidec OKK selecting Resona Bank, Limited (“Resona Bank”) as its financial advisor and AGS Consulting Co., Ltd. (“AGS Consulting”) as its third-party calculation agent.

As explained in “(3) ① Measures to ensure fairness” of Section 3 below, after a series of careful discussions and examinations based on, among others, the Share Exchange Ratio calculation document obtained on December 12, 2022 from KPMG, the third-party calculation agent, and on the results of the advice from Oh-Ebashi LPC & Partners, the legal advisor, Nidec came to the conclusion that the Share Exchange Ratio is reasonable, that it will contribute to the profit of Nidec’s shareholders, and that it will be proper to execute the Share Exchange based on the Share Exchange Ratio.

Whereas, as described in “(3) ① Measures to ensure fairness” and “(3) ② Measures to avoid conflicts of interest” both of Section 3 below, after repeated and careful negotiations and discussions with Nidec regarding the terms of condition on the Share Exchange including the Share Exchange Ratio based on, among others, the Share Exchange Ratio calculation document received on December 12, 2022 from AGS Consulting, the third-party calculation agent, advice from Yodoyabashi & Yamagami LPC, the legal advisor, instructions and advice from the Ad Hoc Committee composed of independent members who do not have any interest in Nidec, and the contents of the written opinions received on December 12, 2022, Nidec OKK came to the conclusion that the Share Exchange Ratio is reasonable, that it will contribute to the profit of Nidec OKK’s minority shareholders, and that it will be proper to execute the Share Exchange based on the Share Exchange Ratio.

After mutual negotiations and discussion based on the results of the aforementioned examinations on respective sides, the two companies came to the conclusion that the Share Exchange based on the Share Exchange Ratio will be reasonable, and that it will contribute to the profit of their respective shareholders. Thus the two companies decided to execute the Share Exchange based on the Share Exchange Ratio, and, based on the resolution of the two companies’ respective meetings of the Board of Directors held on December 12, 2022, mutually executed the Share Exchange Agreement.

In the event of any material change to its terms and conditions that are the basis of calculation, the Share Exchange Ratio may be changed, subject to discussion between the two companies.

(b)    Matters concerning calculation

(i)      The names of the calculation agents and their relations with the two companies

KPMG, Nidec’s third-party calculation agent, and AGS Consulting, Nidec OKK’s third-party calculation agent, are both third-party calculation agents independent of the two companies, are not related parties of the two companies, and do not have any material conflict of interest in the two companies with respect to the Share Exchange.

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The compensation to KPMG regarding the Share Exchange includes a completion bonus, which will be paid subject to, among others, the completion of the Share Exchange. Considering, general practices in similar types of transaction and among others, whether it is appropriate or not to have in place a compensation system that requires Nidec to carry a due share of financial burden if this Share Exchange should fall through, and based on the judgment that independency will not be denied simply because the Share Exchange includes a completion bonus to be paid subject to the completion of the Share Exchange, Nidec has selected, based on the aforementioned compensation system, KPMG as the third-party calculation agent independent of the two companies.

In addition, the only compensation to AGS Consulting is the fixed compensation to be paid regardless of the success or failure of the Share Exchange, and does not include any completion bonus to be paid subject to, for example, the announcement or completion of the Share Exchange.

(ii)	Overview of calculation

KPMG calculated the value of Nidec by using the market price method based on the fact that Nidec’s stock is listed on the Tokyo Stock Exchange’s Prime Market, and that Nidec’s market price is available. In applying the market price method, KPMG used December 9, 2022 as the reference date for the calculation, and referred to the simple average of the closing price on the reference date for the calculation, and the closing prices during each period of one month (from November 10, 2022 to December 9, 2022), three months (from September 12, 2022 to December 9, 2022), and six months (from June 10, 2022 to December 9, 2022) of the Tokyo Stock Exchange’s Prime Market.

KPMG calculated the value of Nidec OKK based on the fact that Nidec OKK’s stock is listed on the Tokyo Stock Exchange’s Standard Market, and Nidec OKK’s market price is available. In addition, KPMG used the discounted cash flow (“DCF”) method to reflect the status of Nidec OKK’s future business activities.

When applying the market price method to Nidec OKK, KPMG used December 9, 2022 as the reference date for the calculation, and referred to the simple average of the closing price of the reference date for the calculation of the Tokyo Stock Exchange’s Standard Market, and the closing prices during each period of one month (from November 10, 2022 to December 9, 2022), three months (from September 12, 2022 to December 9, 2022), and six months (from June 10, 2022 to December 9, 2022).

When applying the DCF method to Nidec OKK, KPMG evaluated Nidec OKK’s shares by discounting the free cash flow that Nidec OKK is expected to generate since September 30, 2022, the reference date for the calculation, to the present value at certain rates, based on the business plan (the “Business Plan”) that Nidec OKK disclosed to KPMG.

KPMG calculated Nidec OKK’s going concern value by discounting the cash flow that Nidec OKK disclosed as its forecast standard to be generated on an ongoing basis since the fiscal term ending March 2027 to the present value. The discounting rates of 7.3%~8.3% were applied to the calculation. The weighted average cost of capital, or WACC, was applied to the discount rates.

Nidec OKK’s financial forecast and future forecast on the business environment that KPMG used as the assumption for the DCF method-based calculation includes fiscal years where Nidec OKK expects a significant profit increase on a year over year basis. Specifically, Nidec OKK expects a significant profit increase in the fiscal years ending March 2023, 2024, and 2025 respectively, by suppressing increase in fixed cost for forecast of sales increase to lower the breakeven point, and by increasing the ratio of the sales of highly profitable services. In addition, synergies that are expected to materialize after the execution of the Share Exchange are not included in Nidec OKK’s Business Plan, as it is difficult, at this point in time, to accurately estimate the synergies’ effects to Nidec OKK’s profit. The Business Plan does not include the consummation of the Share Exchange.

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Set forth below are the ranges for the Share Exchange Ratio which KPMG calculated based on each evaluation method (the number of Nidec’s common stocks to be allotted in exchange for each Nidec OKK common stock):

Adopted calculation method		Range of Share Exchange Ratio
Nidec	Nidec OKK
Market price method	Market price method	0.110~0.137
	DCF method	0.132~0.190

When calculating the Share Exchange Ratio, KPMG, in principle, adopted publicly disclosed information, information provided to KPMG, and other information as they are, and assumed that those adopted information is entirely accurate and comprehensive, and that none of the facts that may cause material impact to the calculation of each company’s stock value is yet to be disclosed to KPMG. It is based on this reasons that KPMG did not independently verify the accuracy or comprehensiveness of such information. In addition, KPMG did not independently evaluate, appraise, or assess the assets or liabilities of the respective companies or any of their affiliates (including unrecorded assets and liabilities, and other contingent liabilities) in the form of analysis or evaluation of individual assets or liabilities, or request any third-party calculation agent to perform such evaluation, appraisement, or assessment of such assets or liabilities. KPMG’s calculation of the respective companies’ stock values is based on, among others, information and economic conditions up to the reference date of December 9, 2022, and Nidec OKK’s Business Plan that KPMG used in its DCF method-based evaluation is assumed to have been reasonably prepared by Nidec OKK’s executive management based on the best forecast and judgment available as of the aforementioned reference date.

The sole purpose of the results of KPMG’s calculation is for Nidec’s Board of Directors to use as reference when determining the Share Exchange Ratio, and not to express any opinion regarding its validity.

Whereas, AGS Consulting calculated the value of Nidec by using the market price method, based on the fact that Nidec’s stock is listed on the Tokyo Stock Exchange’s Prime Market, and that Nidec’s market price is available. In addition, AGS Consulting evaluated the value of Nidec OKK by using the market price method based on the fact that Nidec OKK’s stock is listed on the Tokyo Stock Exchange’s Standard Market, and that Nidec OKK’s market price is available. AGS Consulting calculated the value of Nidec OKK by using the DCF method as well to reflect the status of Nidec OKK’s future business activities in the evaluation.

Set forth below are the ranges for the Share Exchange Ratio which AGS Consulting calculated based on each evaluation method (the number of Nidec’s common stocks to be allotted in exchange for each Nidec OKK common stock):

Adopted calculation method		Range of Share Exchange Ratio
Nidec	Nidec OKK
Market price method	Market price method	0.112~0.128
	DCF method	0.117~0.168

When applying the market price method to the calculation of Nidec’s value, AGS Consulting used December 9, 2022 as the reference date for the calculation, and referred to the closing price of Nidec’s stock on the reference date for the calculation, the simple average closing price for the latest month from November 10, 2022 to the reference date for the calculation, the simple average closing price for the latest three months from September 12, 2022 to the reference date for the calculation, and the simple average closing price for the latest six months from June 10, 2022 to the reference date for the calculation, of the Tokyo Stock Exchange’s Prime Market. Whereas, when applying the market price method to the calculation of Nidec OKK’s value, AGS Consulting used December 9, 2022 as the reference date for the calculation, and referred to the closing prices of Nidec OKK’s stock on the

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reference date for the calculation, the simple average closing price for the latest month from November 10, 2022 to the reference date for the calculation, the simple average closing price for the latest three months from September 12, 2022 to the reference date for the calculation, and the simple average closing price for the latest six months from June 10, 2022 to the reference date for the calculation, of the Tokyo Stock Exchange’s Standard Market.

When applying the DCF method to Nidec OKK, AGS Consulting evaluated Nidec OKK’s and its stock values by discounting the future cash flow that Nidec OKK prepared based on its Business Plan from the fiscal term ending March 2023 to the one ending March 2027, at certain rates. The discount rates were calculated based on the weighted average cost of capital to be in the range of 7.31%~8.93%. AGS Consulting adopted the perpetual growth rate method to calculate Nidec OKK’s going concern value to determine Nidec OKK’s perpetual growth rate to be 0%.

To calculate the Share Exchange Ratio, AGS Consulting used, among others, information provided by Nidec and Nidec OKK, market data and other publicly disclosed information, and financial, economic, and market-related indexes, and assumed that such documents, information, etc. are entirely accurate and comprehensive. It is based on this reason that AGS Consulting did not independently examine the accuracy, validity, and comprehensiveness of those documents, information, etc. AGS Consulting did not independently evaluate or appraise the assets or liabilities (including unrecorded assets or liabilities, and other contingent liabilities) of the two companies or their affiliates, or request any third-party calculation agent to appraise or assess such assets or liabilities. In addition, AGS Consulting assumes that none of the facts that may significantly affect the calculation of the Share Exchange Ratio is yet to be disclosed to AGS Consulting. AGS Consulting assumes that Nidec OKK’s financial forecast that AGS Consulting used as the assumption for the DCF method-based calculation was reasonably prepared by Nidec OKK’s executive management based on the best forecast and judgment available at that point in time, after AGS Consulting provided Nidec OKK with questions, inspected Nidec OKK’s procedure for the forecast and its details, and confirmed that there was no particular unreasonable point as the basis of calculating the Share Exchange Ratio.

Nidec OKK’s financial forecast that AGS Consulting used as the basis of the DCF method-based calculation includes fiscal years where a significant profit increase is expected. Specifically, Nidec OKK expects to see a significant year-over-year increase in profit in the fiscal years ending March 2023, March 2024 and March 2025, by suppressing increase in fixed cost for forecast of sales increase to lower the breakeven point, and by increasing the ratio of the sales of highly profitable services. In addition, the synergies that are expected to materialize after the execution of the Share Exchange are not included in the financial forecast that is the basis of the DCF method-based calculation, as it is difficult, at this point, to estimate the synergies’ effects to Nidec OKK’s profit.

(2)	Reasons why Nidec shares were selected as the consideration for the Share Exchange

Nidec OKK and Nidec selected the shares of Nidec, the wholly owning parent company in the Share Exchange, as the consideration for the Share Exchange.

We concluded that the aforementioned selection is appropriate because: Nidec’s shares are listed in the Tokyo Stock Exchange’s Prime Market, and therefore opportunities for transactions in the market will be secured even after the Share Exchange Effective Date; and also we can expect that Nidec OKK’s shareholders will be able to enjoy the effects of synergies and an improved corporate value as a result of the Share Exchange.

As a result of the Share Exchange, Nidec OKK is expected to become a wholly owned subsidiary of Nidec on March 1, 2023 (plan), the effective date of the Share Exchange. Nidec OKK stock is expected to be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the Tokyo Stock Exchange, effective as of February 27, 2023 (the last trading date being February 24, 2023).

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After delisting, Nidec OKK shares will not be tradable on the Tokyo Stock Exchange. However, since Nidec’s stock, which will be allotted to Nidec OKK shareholders on the Share Exchange Effective Date is listed on the Tokyo Stock Exchange’s Prime Market, while part of Nidec OKK shareholders may be allotted only shares constituting less than a full trading unit, Nidec’s stock of one or more trading units will continue to be tradable on financial instruments exchanges, likely to keep the shares’ liquidity.

Whereas, shareholders who will own Nidec’s stocks constituting less than a full trading unit as a result of the Share Exchange will not be able to sell them on financial instruments exchanges. Nonetheless, as explained in (1) ① Note 3, “Treatment of shares constituting less than a full trading unit,” of Section 3 above, the shareholders can request Nidec to purchase the shares constituting less than a full trading unit in their possession. For more details on the treatment of fractions less than a share made as a result of the Share Exchange, see (1) ① Note 4, “Treatment of a fraction of a share” of Section 3 above.

Nidec OKK’s shareholders will be able to trade, as usual, their Nidec OKK shares in their possession on the Tokyo Stock Exchange’s Standard Market until February 24, 2023 (plan), the final trading date, while being able to exercise their legal rights stipulated in the Companies Act and other laws and regulations, until the Base Time.

(3)	Matters to prevent damage to the interest of Nidec OKK’s shareholders
①	Measures to ensure fairness

Of the two companies, Nidec owns 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of voting rights for the total number of Nidec OKK’s issued shares as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)), and Nidec OKK is categorized as a consolidated subsidiary of Nidec. Thus, based on the decision that the Share Exchange must be guaranteed to be fair, the following measures were taken to secure the fairness:

(a)    Obtaining a Share Exchange Ratio calculation document from an independent third-party calculation agent

Nidec obtained on December 12, 2022 a calculation document regarding the Share Exchange Ratio from KPMG, a third-party calculation agent independent of the two companies. For a summary of the calculation document, see “(1) ② (b) Matters concerning calculation” of Section 3 above. Nidec did not obtain from KPMG any evaluation that the Share Exchange Ratio is, from a financial viewpoint, fair to Nidec’s shareholders (fairness opinion).

Whereas, Nidec OKK obtained on December 12, 2022 a calculation document on the Share Exchange from AGS Consulting, a third-party calculation agent independent of the two companies. For a summary of the calculation document, see “(1) ② (b) Matters concerning calculation” of Section 3 above. Nidec OKK did not obtain from AGS Consulting any evaluation that the Share Exchange Ratio is, from a financial viewpoint, fair to Nidec OKK’s shareholders (fairness opinion).

(b)    Advice from independent law firms

Nidec selected Oh-Ebashi LPC & Partners as its legal advisor for the Share Exchange, and obtain legal advice from the firm on, among others, procedures regarding the Share Exchange and the decision-making method and process of the Board of Directors. Oh-Ebashi LPC & Partners, independent of the two companies, does not have any material conflict of interest in them.

Whereas, Nidec OKK selected Yodoyabashi & Yamagami LPC as its legal advisor for the Share Exchange, and obtain legal advice from the firm on, among others, procedures regarding the Share

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Exchange and the decision-making method and process of the Board of Directors. Yodoyabashi & Yamagami LPC, independent of the two companies, does not have any material conflict of interest in them.

②	Measures to avoid conflicts of interest

With Nidec owning 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of the voting rights for the total number of Nidec OKK’s issued shares as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)), Nidec OKK is categorized as a consolidated subsidiary of Nidec. Thus, Nidec OKK has in place the following measures to avoid conflicts of interest:

(a)    Establishing an independent Ad Hoc Committee and obtaining a written opinion at Nidec OKK

To make careful steps in Nidec OKK’s decision making regarding the Share Exchange, and also to eliminate potential risks of arbitrariness and conflict of interest from the decision-making process of Nidec OKK’s Board of Directors, to secure the process’ fairness, as well as to confirm that it will not be disadvantageous for Nidec OKK’s minority shareholders to pass a resolution to execute the Share Exchange at the meeting of the Board of Directors, Nidec OKK established on August 8, 2022 the Ad Hoc Committee composed of three people who do not have any conflict of interest in Nidec. These three members are: Mr. Minoru Furukawa, who is an outside member of Nidec OKK’s Board of Directors and registered as an independent executive on the Tokyo Stock Exchange; and Messrs. Steve Iwamura and Yuki Okada, (Midosuji LPC) who are members of Nidec OKK’s Audit and Supervisory Committee, outside members of Nidec OKK’s Board of Directors, and registered as independent executives on the Tokyo Stock Exchange. In compensation for their duties, individual members of the committee will receive a fixed amount of compensation regardless contents of their reports.

When examining the Share Exchange, Nidec OKK asked for the Ad Hoc Committee’s opinions on the following questions: (ⅰ) whether the purpose of the Share Exchange can be recognized as reasonable (This question is also about whether the Share Exchange contributes to improving Nidec OKK’s corporate value); (ⅱ) whether the fairness of the Share Exchange’s terms and conditions (including the Share Exchange Ratio in the Share Exchange) is secured; (ⅲ) whether, in the Share Exchange, sufficient consideration is given to the profit of Nidec OKK’s shareholders via a fair procedure; and (ⅳ) based on (ⅰ) through (ⅲ) above, whether it is certain that the Share Exchange will not be disadvantageous to Nidec OKK’s minority shareholders ((ⅰ) - (iⅴ) will be collectively referred to as the “Questions” hereinafter).

From August 23 through December 12, 2022, the Ad Hoc Committee held a meeting 14 times in total, while collecting information, and, among other activities, having a discussion as necessary, to seriously examine the Questions.

Specifically, the Ad Hoc Committee first confirmed that there is no problem with the independency and expertise of AGS Consulting, the third-party calculation agent that Nidec OKK selected, and Yodoyabashi & Yamagami LPC, Nidec OKK’s legal advisor, and approved of the selection of the organizations. Then, the Ad Hoc Committee had Nidec OKK explain, among other information: Nidec OKK’s business, business environment, and major management issues; merits and demerits expected to Nidec OKK’s businesses as a result of the Share Exchange, and; the procedure to prepare Nidec OKK’s Business Plan to become the basis of the Share Exchange Ratio. In addition, the Ad Hoc Committee sent Nidec a series of questions regarding, among others, the purpose of the Share Exchange, had Nidec explain, among other information: the purpose of the Share Exchange; the background and history leading up to the Share Exchange, the reasons for Nidec to have selected the Share Exchange; and the management policy and the treatment of its employees after the Share Exchange, and asked Nidec questions. In addition, the Ad Hoc Committee received advice from Yodoyabashi & Yamagami LPC, Nidec OKK’s legal advisor, on, among other things, decision-making methods and processes for Nidec OKK’s Board of Directors regarding the Share Exchange, how to run

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the Ad Hoc Committee, and other measures to secure the fairness in the procedures related to the Share Exchange, and to avoid conflicts of interest. The Ad Hoc Committee also received a report on the results of the legal due diligence on Nidec, and held a Q&A session. Furthermore, Nidec OKK requested AGS Consulting, its third-party calculation agent, to conduct a financial and tax due diligence on Nidec, while the Ad Hoc Committee received from AGS Consulting explanation on the results and reports on the financial and tax due diligence and on the method and the results of the evaluation of the Share Exchange Ratio in the Share Exchange, and held a Q&A session. The Ad Hoc Committee was informed, as necessary, of the history and details of the discussions and negotiations between Nidec and Nidec OKK regarding the Share Exchange. Prior to receiving the final proposal from Nidec regarding the Share Exchange Ratio, the Ad Hoc Committee discussed, among other topics, policies on the negotiations multiple times, and took such actions as expressing its opinions to Nidec OKK to be practically involved in the negotiation process with Nidec.

After taking the aforementioned procedures, the Ad Hoc Committee carefully discussed and contemplated the Questions, and submitted written opinions dated December 12, 2022 to Nidec OKK’s Board of Directors stating that: (ⅰ) the Share Exchange will contribute to improving Nidec OKK’s corporate value, and its purpose is proper and reasonable; (ⅱ) fairness is present in the terms and conditions of the Share Exchange; (ⅲ) fairness is present in the procedure of the negotiations regarding the Share Exchange; and (ⅳ) based on (i) through (iii) above, the decision on the Share Exchange will not be detrimental to Nidec OKK’s minority shareholders.

(b)    Approving of the appointment of all members of the Board of Directors who do not have any conflict of interest in Nidec OKK (including those who are members of its Audit and Supervisory Committee)

In the meeting of Nidec OKK’s Board of Directors which passed the resolution to enter into the Share Exchange on December 12, 2022, to avoid conflicts of interest, five of the nine members of Nidec OKK’s Board of Directors (excluding the other four members, i.e., Messrs. Tatsuya Nishimoto, Yuki Shibata, Yoshihisa Kitao, and Kenichi Wakabayashi, who also serve as executives of either Nidec or a wholly owned subsidiary of Nidec) (including those members of the Audit and Supervisory Committee) deliberated, and unanimously passed the resolution on the execution of the Share Exchange. Likewise, to avoid conflicts of interest, none of Messrs. Tatsuya Nishimoto, Yuki Shibata, Yoshihisa Kitao, and Kenichi Wakabayashi attended the discussions or negotiations regarding the Share Exchange.

(4)	Matters regarding the appropriateness of the capital and reserves of Nidec, the company to become Nidec OKK’s wholly owning parent company

The amounts of Nidec’s capital and reserves that will increase as the result of the Share Exchange are as follows. These amounts were decided based on the consideration and examination of general matters relating to Nidec’s financial conditions, capital policy, and other relevant matters, and also within the limits permitted by laws and regulations. Thus we believe that these amounts are appropriate.

Capital:	0 yen

Capital reserve:	The amount to be decided by Nidec separately based on the rules set forth in Article 39 of the Corporate Accounting Rules

Earned surplus reserve:	0 yen

4.	Matters for reference regarding the consideration for the Share Exchange
(1)	Rules provided for in the Articles of Incorporation of Nidec, the company to become Nidec OKK’s wholly owning parent company

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The Articles of Incorporation of Nidec is available for viewing on Nidec OKK’s website (https://www.nidec.com/jp/nidec-okk/), in accordance with applicable laws and ordinances and Article16 of Nidec OKK’s Articles of Incorporation.

(2)	Matters regarding the method to convert the consideration for the Share Exchange
①	The market that trade in the consideration for the Share Exchange

Nidec’s shares are traded in on the Tokyo Stock Exchange’s Prime Market.

②	Party to provide intermediary, brokerage, or agency services for transactions of the Share Exchange consideration

Intermediary, brokerage, or other services are available for Nidec’s shares at individual financial instruments dealers (securities firms) across the nation.

③	Details if restrictions, if any, on the transfer or other disposition of the consideration for the Share Exchange

Not applicable.

(3)	Matters concerning the market price, if any, of the consideration for the Share Exchange

The average of the closing prices of Nidec’s shares on the Tokyo Stock Exchange’s Prime Market for the periods of one, three, and six months as of the business day before the day of the announcement of the execution of the Share Exchange Agreement (December 12, 2022) are 8,618 yen, 8,458 yen, and 8,762 yen, respectively. Additionally, the latest market price of Nidec, among other information is available for viewing on the Tokyo Stock Exchange’s website (https://www.jpx.co.jp/) and elsewhere.

(4)	Details of Nidec’s balance sheet for the respective business years ending in the past five years

No information is provided here, as, for all of those business years, Nidec submitted its financial statements based on the rules set forth in Article 24, Paragraph 1 of the Financial Instruments and Exchange Act.

5.	Matters regarding the appropriateness of the rules on Share options with respect to the Share Exchange

Not applicable.

6.	Matters regarding financial statements, etc.
(1)	Details of financial statements, etc. of Nidec’s most recent business year

The details of the financial statements, etc. for Nidec’s most recent business year (the year ended March 31, 2022) are available for viewing on Nidec OKK’s website (https://www.nidec.com/jp/nidec-okk/), in accordance with applicable laws and ordinances and Article16 of Nidec OKK’s Articles of Incorporation.

(2)	Matters regarding material assets disposed of after the last day of the most recent business year, material debt burden and other matters that materially affect the status of the company’s assets
①	Nidec

In the meeting of its Board of Directors held on December 12, 2022, Nidec passed a resolution to enter into the Share Exchange to make Nidec the wholly owning parent company of Nidec OKK, and Nidec OKK a wholly owned subsidiary of Nidec, and executed the Share Exchange Agreement on the same day. The contents of the Share Exchange Agreement are provided in Section 2 above, “Outline of the Share Exchange Agreement.”

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②	Nidec OKK
(a)	In the meeting of its Board of Directors held on December 12, 2022, Nidec OKK passed a resolution to enter into the Share Exchange to make Nidec the wholly owning subsidiary of Nidec OKK, and Nidec OKK a wholly owned subsidiary of Nidec, and executed the Share Exchange Agreement on the same day. The contents of the Share Exchange Agreement are provided in Section 2 above, “Outline of the Share Exchange Agreement.”
(b)	Based on the resolution from the meeting of its Board of Directors to be held by the day before the Share Exchange Effective Date, Nidec OKK plans to cancel, on the timing immediately before the Base Time, all the treasury shares that it owns as of the timing immediately before the Base Time (including the treasury shares that Nidec OKK will acquire by way of the share purchase based on the appraisal remedy exercised upon the Share Exchange based on the rules stipulated in Article 785, Paragraph 1, of the Companies Act).
(c)	Nidec OKK implemented an absorption-type merger on OKK Techno Corporation (headquartered in the city of Kawanishi, Hyogo), a wholly owned subsidiary of Nidec OKK, with Nidec OKK as the company surviving absorption-type merger and OKK Techno as the company absorbed in absorption-type merger, on the effective date as of June 30, 2022.

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